FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 16, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 16, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides the final drill hole results from its 2007 resource definition program 2007 at the Livengood Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports final drill hole results from its 2007 Livengood resource definition program.  The results from the final four diamond holes at Livengood continue to increase the Lillian Creek zone of the deposit and indicate significant additional expansion potential beyond the core target area.  Half kilometre step out holes to the east and south greatly expand the potential of the deposit.  The core zone of the deposit has now been intersected along 2 kilometres of strike extent and over widths of ½ to 1 kilometre and remains open on all sides (Figure 1). .  Based on the current information the Company will embark on a major resource definition drill program in 2008.

Latest Results

Two holes drilled as eastern step outs encountered significant thicknesses of gold mineralization, with 155 metres at 0.77 g/t gold in hole MK07-23 and 145 metres at 0.74 g/t gold in hole MK07-22, respectively (Table 1).  In addition, large step out holes (drilled approximately 400 metres south of the core zone) have also intersected significant gold mineralization, returning 76 metres at 0.6 g/t gold in hole MK07-24 and 26 metres at 0.65 g/t gold in hole MK07-25, thereby expanding the potential outside the core target area.

The latest drilling results will be integrated into the ongoing resource modeling study which is scheduled to be completed in the first quarter of 2008.  A representative spectrum of Livengood ore types has been submitted to Hazen Research Laboratories for gold characterization studies.  The Issuer is currently planning for an aggressive 50,000 metre reverse circulation drill program for the Livengood project in 2008, which will include an additional 150 drill holes with a budget of approximately CAD 7 million, to expand the Livengood deposit.

Implications

The strong sediment and volcanic hosted mineralization in holes MK07-22 and 23 represents an east and west extension of the main Lillian Creek zones (Table 2).  The success of this drilling indicates that the entire greater than 2 kilometre long trend is likely mineralized and dramatically expands the Livengood project’s size potential.  For example, hole MK07-24 was an initial test of the connection of the Lillian and Radio zones below the thrust fault south of the main trend and the results indicate that the gold system extends farther to the south that originally anticipated.  Hole MK07-25 also tested the expansion potential of the main East-West zone approximately 400 metres to the south under the thrust fault on the west end of the Lillian zone.  This hole also successfully intersected the Livengood gold system.

Figure 1: Livengood drill hole map (red indicates new holes)

Table 1 Summary of all Livengood drill holes in Core target area

Hole ID	Total Length (metres)	Length Mineralized (metres) *	Average Gold Grade (Mineralized Section)	% of hole Mineralized
MK-07-25	330.40	25.91	0.65	8%
MK-07-24	372.16	76.40	0.60	21%
MK-07-23	290.17	154.84	0.77	53%
MK-07-22	382.83	144.92	0.74	38%
MK-07-21	309.98	128.31	0.76	41%
MK-07-20	244.30	149.94	0.88	61%
MK-07-19	436.17	168.09	0.61	39%
MK-07-18	301.14	141.18	2.01	47%
MK-07-17	421.84	93.48	0.65	22%
MK-07-16	332.84	74.03	0.58	22%
MK-07-15	281.64	133.09	1.07	47%
MK-07-14	44.81	16.06	0.56	36%
MK-07-13	351.13	162.93	0.63	46%
MK-07-12	282.85	41.89	1.07	15%
MK-06-08	288.34	44.02	0.83	15%
MK-06-07	276.45	127.14	1.44	46%
MK-06-06	205.44	16.54	0.70	8%
MK-06-05	305.10	41.60	0.69	14%
MK-04-04	137.77	22.62	0.61	16%
MK-04-03	208.79	103.72	0.69	50%
MK-04-02	305.71	77.55	0.75	25%
MK-04-01	109.73	13.71	1.63	12%
BAF-8	152.40	65.80	0.80	43%
BAF-7	304.80	190.20	0.96	62%
BAF-6	134.10	70.10	0.53	52%
BAF-5	189.90	50.30	0.43	26%
BAF-4	216.40	108.30	0.58	50%
BAF-3	150.90	32.20	0.62	21%
BAF-2	152.40	24.40	0.48	16%
BAF-1	213.40	68.50	0.74	32%
* Criteria - intervals included in sum have less than 3 metres of internal waste & cutoff grade of 0.25g/t gold

Table 2 Significant New Livengood Intercepts

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Target
MK-07-22	67.4	73.5	6.1	2.35	Sediment hosted
	79.6	111.8	32.2	0.75	“
	142.8	145.1	2.4	2.94	“
	151.7	154.8	3.2	1.23	“
	310.3	363.2	52.9	0.60	Volcanic hosted
MK-07-23	75.7	79.0	3.3	3.61	Sediment hosted "
	101.1	104.2	3.1	2.00	"
	126.4	155.5	29.1	0.65	"
	164.1	170.8	6.7	0.75	Volcanic hosted
	187.8	251.2	63.4	0.78	"
MK-07-24	146.60	149.95	3.3	1.36	Sediment hosted
	154.00	158.90	4.9	0.96	"
	183.36	206.01	22.7	0.49	“
MK-07-25	14.6	20.5	5.9	0.65	Upper Plate
	233.3	237.1	3.9	0.74	Intrusives
	295.3	303.4	8.1	0.47	Intrusives

(Intercepts calculated using 0.25g/t gold cut-off, only intercepts with grater than 5gram-meters included)

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Livengood is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 19, 2007